Exhibit 11

STATEMENT RE COMPUTATION OF EARNINGS PER COMMON SHARE

     Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share on a fully diluted basis are computed by dividing net income by the weighted average number of common shares outstanding and common equivalent shares with a dilutive effect. Common equivalent shares are shares which may be issuable to employees upon exercise of outstanding stock options. Earnings and dividends per share are restated for all stock splits and dividends paid.

     Shoreline Financial Corporation is not required to present earnings per share on a fully diluted basis in the Consolidated Statements of Income, Item 8. Financial Statements and Supplementary Data under the provisions of Accounting Principles Board Opinion No. 15. That Opinion provides that any reduction of less than 3% need not be considered as dilution.

                                1993             1992              1991
For the year ended
  December 31:

Net Income                   $6,537,522      $6,931,589        $5,334,669

Weighted average number
  of common shares            3,276,137       3,261,290         3,242,839

Weighted average number
  of common equivalent
  shares                         34,837          28,485             5,188

Earnings per share                $2.00           $1.82             $1.65
Fully  diluted earnings
  per share                       $1.97           $1.80             $1.64
















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